Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

MANAGEMENT TEAM

Una Ryan, PhD

President and CEO

Anthony Marucci

Executive Vice President,

Corporate Development

Avery (Chip) Catlin

Senior Vice President and CFO

Tibor Keler, PhD

Senior Vice President and CSO

Thomas Davis, MD

Senior Vice President and CMO

Ronald Newbold, PhD

Senior Vice President,

Business Development

BOARD OF DIRECTORS

Celldex Representatives

Charles Schaller, Chairman

George Elston

Herbert Conrad

Rajesh Parekh, DPhil

AVANT Representatives

Una Ryan, PhD

Harry Penner, Jr

Larry Ellberger

Karen Shoos Lipton, JD

CONTACT INFORMATION

AVANT Spokersperson

Una Ryan/Chip Catlin

Tel: 781-433-0771

E-mail: info@avantimmune.com

Celldex Spokesperson

Anthony Marucci

Tel: 908-454-7120

E-mail:

information@celldextherapeutics.com

AVANT Investor Relations:

Doug MacDougall

MacDougall Biomedical

Communications

Tel. 508-647-0209

E-mail: doug@macbiocom.com

Celldex Investor Relations:

Sara Ephraim

The Ruth Group

Tel. 646-536-7002

E-mail: sephraim@
theruthgroup.com

COMPANY OVERVIEW

The proposed merger of AVANT Immunotherapeutics, Inc. and Celldex Therapeutics, Inc. creates a diversified biopharmaceutical company with a deep product development pipeline addressing high-value indications including oncology, infectious and inflammatory diseases.

TRANSACTION DETAILS

• Name: AVANT Immunotherapeutics, Inc.

• NASDAQ: AVAN

• Offices: MA and NJ

• Market valuation of proposed company would be approximately $115M based on 10/19/07 closing price of AVANT stock

• Celldex shareholders 58%; AVANT 42% – on a fully diluted basis

• Expected Closing: Q1 2008

• Reverse stock split expected after closing of transaction

INVESTMENT OPPORTUNITY

AVANT and Celldex are an excellent strategic fit because they create a fully-integrated biopharmaceutical company with a diversified pipeline across several therapeutic areas and stages of development. This combination creates substantial value while mitigating our overall development risk.

• Complementary pipelines including monoclonal antibodies and vaccines addressing a broad spectrum of indications in large markets

• Strong technology platforms

- Vector vaccine delivery, manufacturing and preservation technologies

- Human antibody and APC Targeting Technology™ engine to generate new clinical product candidates

• Third-party funding and validation for Global Health Vaccine programs

• Abundant near-term development milestones to drive interest in the combined company

• Solid extended-life intellectual property position

• cGMP manufacturing capabilities to streamline existing infrastructure and bring programs in-house for greater quality control and cost-savings

• Exceptional management team with a successful track record in all aspects of drug development, the regulatory process and commercialization

Forward-Looking Statement:

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements.  Important factors that might cause such a difference include, but are not limited to, costs related to the Merger, failure of AVANT’s stockholders to approve the Merger; AVANT’s or Celldex’s inability to satisfy the conditions of the Merger; AVANT’s inability to maintain its NASDAQ listing; the risk that AVANT’s and Celldex’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Celldex’s new and uncertain technology; risks of the development of competing technologies; risks related to the combined company’s ability to protect its proprietary technologies; risks related to patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and other events and factors disclosed previously and from time to time in AVANT’s filings with the Securities and Exchange Commission, including AVANT’s Annual Report on Form 10-K for the year ended December 31, 2006. The companies do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex. In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s joint registration statement/proxy statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and AVANT shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from AVANT. Such documents are not currently available.

Participants in the Solicitation

The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction. Information about the directors and executive officers of AVANT is set forth in the proxy statement for AVANT’s most recent 10-K, which was filed with the SEC on March 16, 2007. Investors may obtain additional information regarding the interest of AVANT and its directors and executive officers, and Celldex and its directors and executive officers in the proposed transaction by reading the proxy statement regarding the acquisition when it becomes available.

AVANT/CELLDEX JANUARY 2008 PIPELINE

ONCOLOGY

• CDX-110: Lead oncology candidate undergoing evaluation in a definitive Phase 2b/3 new randomized study with a first interim analysis occurring in mid-2008. Data from a single-arm 43 patient Phase 2a study of CDX-110 in patients with newly diagnosed malignant glioblastoma ability to protect its proprietary (GBM), one of the most aggressive forms of brain cancer, demonstrated a doubling in survival. This product is derived from a common variant of the Epidermal Growth Factor Receptor–EGFR variant III (EGFRvIII)–and is expressed only in tumor cells.

• CDX-1307-01 and 02: Immunotherapy products undergoing evaluation in Phase 1 studies in colorectal, pancreatic, bladder and breast cancers. Products target the beta chain of human chorionic gonadotropin utilizing APC Targeting Technology. Data is anticipated from CDX-1307-01 by 2H08.

• CDX-1401: In preclinical development targeting proprietary tumor target antigens for multiple solid tumors including breast, colon, lung and prostate cancers

INFECTIOUS DISEASE

• CholeraGarde® : Single-dose oral vaccine candidate in Phase 2 for protection against Cholera

• Ty800: Single-dose oral vaccine candidate in Phase 2 for protection against Salmonella typhi, the cause of typhoid fever

• ETEC/Cholera: Single-dose oral vaccine candidate entering Phase 1 in 2008 for development as a combination travelers’ vaccine for protection against enteric disease

• CDX-2401: HIV prophylactic vaccine expected to enter Phase 1 in 2008, as part of a Bill & Melinda Gates Foundation funded collaboration with Rockefeller University, utilizing APC Targeting Technology–a proprietary human monoclonal antibody technology directly targeting the immune system

INFLAMMATORY DISEASE

• TP10: Anti-inflammatory in development for wet and dry age-related macular degeneration (AMD), transplant or other inflammatory disease

UPCOMING 2008 CLINICAL MILESTONES

• Announce clinical results on three lead immunotherapy products

- Phase 2 proof-of-concept most recent 10-K, which was data from Ty800 typhoid fever vaccine

- Phase 2b CDX-110 data in frontline GBM

- Phase 1 data on lead APC Targeting Technology cancer program, CDX-1307

• Initiate multiple Phase 1 studies in cancer and infectious disease

• Announce novel therapeutic monoclonal antibody programs

• Receive $10 million milestone for US Rotarix® launch from Paul Royalty Fund